File No.
82-3881

TYLER RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04030544

May 20, 2004

SUPPL

PROCESSING SECTION
RECEIVED
MAY 27 2004
181
SEC OMB WASH, DC

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated May 20, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
JUN 10 2004
THOMSON
FINANCIAL

for Barbara O'Neill

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-11**

FOR IMMEDIATE RELEASE: May 20, 2004 **Web: www.tylerresources.com**

BAHUERACHI PROPERTY UPDATE

Calgary, Alberta – Tyler Resources Inc. ("Tyler") is pleased to provide an update on its ongoing field activities and drill program at the Bahuerachi copper-gold porphyry project, Mexico.

Preliminary assay results on the recovered portions of drill hole one have confirmed that potentially economic copper grades occur in primary sulphide mineralization within the main porphyry intrusion. Although complete assay results have not been received, five drill core intervals sampled in the main intrusive porphyry body have shown grades that range between 0.2% and 0.6% copper. Observed copper bearing minerals are dominated by chalcopyrite and bornite. The last sample interval, which intersected the intrusion at depth, graded 0.60% copper from 47.85 meters to 50 meters where the hole was abandoned. Potentially significant loss of sulphide mineralization on fracture surfaces has been observed during the core recovery process. As such, reported grades received to date are considered indicative but not representative of the sampled intervals. The grades are believed to be understated with respect to the true grade of the porphyry.

Drill hole number two was abandoned at 30 meters without reaching the porphyry target. Core recovery problems have now been addressed and ongoing drilling is expected to provide representative data in the current drill holes.

Drill core samples for drill holes three to five, have been sent to the sample preparation facility in Hermosillo, Sonora, Mexico and results will be released as they are received and interpreted on an ongoing basis.

Geological mapping has been completed over the bulk of the claim block and has greatly expanded the known exploration potential of the porphyry-skarn system. The main porphyritic intrusion (QFP) has been traced for 4000 m along strike and varies from 100 to 750 m wide. Numerous dikes, sills, and plugs of QFP occur outside of the main intrusive body. QFP is typically highly weathered and leached at surface; however, quartz veins and/or copper-oxides have been seen throughout the entire 4 km strike length, which is considered highly prospective for increasing the size of known disseminated porphyry-copper style mineralization. Four grab samples of mineralized intrusion from the southern part of the property returned copper values ranging from 0.21 to 1.66% copper, averaging 0.81% copper. Nine chip samples across highly leached and fresh pyritic QFP from the southern part of the property returned anomalous copper values ranging from 0.02 to 0.35% copper. These samples were taken 600 to 800 m south of the Main Zone and highlight the excellent potential to expand the known zone of porphyry copper style mineralization.

Outside of the Main Zone geologic mapping has identified 3 large areas containing skarn and/or calc-silicate alteration. In the northeast part of the property, near Colome, a zone of strong garnet-pyroxene skarn occurs along a limestone-intrusive contact and has been traced for over 1000 m. Nine samples were collected from this zone during mapping with the best sample returning 1.2% copper, greater than 1% zinc, 28.7 g/t silver, and 0.418 g/t gold. In the southeast part of the property, calc-silicate and skarn alteration has been traced over a surface strike length exceeding 2000 m, and links historic workings at the San Juan and San Marcos showings. Eight grab samples collected from this zone during mapping

contained anomalous to 2.2% copper, 2.5 to 99.8 g/t silver, 0.1 to >1 % zinc, trace to 1.6 % lead, and elevated gold. In the west to northwest part of the property a large zone of calc-silicate alteration occurs along the base of a large limestone bed, hosted both within the limestone and within the underlying clastic sedimentary rocks. The calc-silicate alteration zone has been identified within an area at least 1000 m by 2000 m and borders a large airborne geophysical anomaly. The geophysical anomaly consists of a conductive zone that extends for over 1000 m, and trends northeast, which is the dominant trend of known mineralized zones to date. To the north and west of this geophysical anomaly zones of garnet-pyroxene-actinolite skarn containing visible copper mineralization have been identified. All three of these areas have seen very little previous exploration and have excellent potential to host additional zones of high grade copper-zinc-lead-silver-gold skarn mineralization.

The person responsible for the preparation of this exploration update is JP Jutras, P.Geol and the Qualified person for the Bahuerachi project. All assay work is performed by standard fire assay and ICP methods at ALS-Chemex laboratories, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-11**

FOR IMMEDIATE RELEASE: May 20, 2004 **Web: www.tylerresources.com**

BAHUERACHI PROPERTY UPDATE

Calgary, Alberta – Tyler Resources Inc. ("Tyler") is pleased to provide an update on its ongoing field activities and drill program at the Bahuerachi copper-gold porphyry project, Mexico.

Preliminary assay results on the recovered portions of drill hole one have confirmed that potentially economic copper grades occur in primary sulphide mineralization within the main porphyry intrusion. Although complete assay results have not been received, five drill core intervals sampled in the main intrusive porphyry body have shown grades that range between 0.2% and 0.6% copper. Observed copper bearing minerals are dominated by chalcopyrite and bornite. The last sample interval, which intersected the intrusion at depth, graded 0.60% copper from 47.85 meters to 50 meters where the hole was abandoned. Potentially significant loss of sulphide mineralization on fracture surfaces has been observed during the core recovery process. As such, reported grades received to date are considered indicative but not representative of the sampled intervals. The grades are believed to be understated with respect to the true grade of the porphyry.

Drill hole number two was abandoned at 30 meters without reaching the porphyry target. Core recovery problems have now been addressed and ongoing drilling is expected to provide representative data in the current drill holes.

Drill core samples for drill holes three to five, have been sent to the sample preparation facility in Hermosillo, Sonora, Mexico and results will be released as they are received and interpreted on an ongoing basis.

Geological mapping has been completed over the bulk of the claim block and has greatly expanded the known exploration potential of the porphyry-skarn system. The main porphyritic intrusion (QFP) has been traced for 4000 m along strike and varies from 100 to 750 m wide. Numerous dikes, sills, and plugs of QFP occur outside of the main intrusive body. QFP is typically highly weathered and leached at surface; however, quartz veins and/or copper-oxides have been seen throughout the entire 4 km strike length, which is considered highly prospective for increasing the size of known disseminated porphyry-copper style mineralization. Four grab samples of mineralized intrusion from the southern part of the property returned copper values ranging from 0.21 to 1.66% copper, averaging 0.81% copper. Nine chip samples across highly leached and fresh pyritic QFP from the southern part of the property returned anomalous copper values ranging from 0.02 to 0.35% copper. These samples were taken 600 to 800 m south of the Main Zone and highlight the excellent potential to expand the known zone of porphyry copper style mineralization.

Outside of the Main Zone geologic mapping has identified 3 large areas containing skarn and/or calc-silicate alteration. In the northeast part of the property, near Colome, a zone of strong garnet-pyroxene skarn occurs along a limestone-intrusive contact and has been traced for over 1000 m. Nine samples were collected from this zone during mapping with the best sample returning 1.2% copper, greater than 1% zinc, 28.7 g/t silver, and 0.418 g/t gold. In the southeast part of the property, calc-silicate and skarn alteration has been traced over a surface strike length exceeding 2000 m, and links historic workings at the San Juan and San Marcos showings. Eight grab samples collected from this zone during mapping

contained anomalous to 2.2% copper, 2.5 to 99.8 g/t silver, 0.1 to >1 % zinc, trace to 1.6 % lead, and elevated gold. In the west to northwest part of the property a large zone of calc-silicate alteration occurs along the base of a large limestone bed, hosted both within the limestone and within the underlying clastic sedimentary rocks. The calc-silicate alteration zone has been identified within an area at least 1000 m by 2000 m and borders a large airborne geophysical anomaly. The geophysical anomaly consists of a conductive zone that extends for over 1000 m, and trends northeast, which is the dominant trend of known mineralized zones to date. To the north and west of this geophysical anomaly zones of garnet-pyroxene-actinolite skarn containing visible copper mineralization have been identified. All three of these areas have seen very little previous exploration and have excellent potential to host additional zones of high grade copper-zinc-lead-silver-gold skarn mineralization.

The person responsible for the preparation of this exploration update is JP Jutras, P.Geol and the Qualified person for the Bahuerachi project. All assay work is performed by standard fire assay and ICP methods at ALS-Chemex laboratories, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS RELEASE 04-11**

FOR IMMEDIATE RELEASE: May 20, 2004 **Web: www.tylerresources.com**

BAHUERACHI PROPERTY UPDATE

Calgary, Alberta – Tyler Resources Inc. ("Tyler") is pleased to provide an update on its ongoing field activities and drill program at the Bahuerachi copper-gold porphyry project, Mexico.

Preliminary assay results on the recovered portions of drill hole one have confirmed that potentially economic copper grades occur in primary sulphide mineralization within the main porphyry intrusion. Although complete assay results have not been received, five drill core intervals sampled in the main intrusive porphyry body have shown grades that range between 0.2% and 0.6% copper. Observed copper bearing minerals are dominated by chalcopyrite and bornite. The last sample interval, which intersected the intrusion at depth, graded 0.60% copper from 47.85 meters to 50 meters where the hole was abandoned. Potentially significant loss of sulphide mineralization on fracture surfaces has been observed during the core recovery process. As such, reported grades received to date are considered indicative but not representative of the sampled intervals. The grades are believed to be understated with respect to the true grade of the porphyry.

Drill hole number two was abandoned at 30 meters without reaching the porphyry target. Core recovery problems have now been addressed and ongoing drilling is expected to provide representative data in the current drill holes.

Drill core samples for drill holes three to five, have been sent to the sample preparation facility in Hermosillo, Sonora, Mexico and results will be released as they are received and interpreted on an ongoing basis.

Geological mapping has been completed over the bulk of the claim block and has greatly expanded the known exploration potential of the porphyry-skarn system. The main porphyritic intrusion (QFP) has been traced for 4000 m along strike and varies from 100 to 750 m wide. Numerous dikes, sills, and plugs of QFP occur outside of the main intrusive body. QFP is typically highly weathered and leached at surface; however, quartz veins and/or copper-oxides have been seen throughout the entire 4 km strike length, which is considered highly prospective for increasing the size of known disseminated porphyry-copper style mineralization. Four grab samples of mineralized intrusion from the southern part of the property returned copper values ranging from 0.21 to 1.66% copper, averaging 0.81% copper. Nine chip samples across highly leached and fresh pyritic QFP from the southern part of the property returned anomalous copper values ranging from 0.02 to 0.35% copper. These samples were taken 600 to 800 m south of the Main Zone and highlight the excellent potential to expand the known zone of porphyry copper style mineralization.

Outside of the Main Zone geologic mapping has identified 3 large areas containing skarn and/or calc-silicate alteration. In the northeast part of the property, near Colome, a zone of strong garnet-pyroxene skarn occurs along a limestone-intrusive contact and has been traced for over 1000 m. Nine samples were collected from this zone during mapping with the best sample returning 1.2% copper, greater than 1% zinc, 28.7 g/t silver, and 0.418 g/t gold. In the southeast part of the property, calc-silicate and skarn alteration has been traced over a surface strike length exceeding 2000 m, and links historic workings at the San Juan and San Marcos showings. Eight grab samples collected from this zone during mapping

contained anomalous to 2.2% copper, 2.5 to 99.8 g/t silver, 0.1 to >1 % zinc, trace to 1.6 % lead, and elevated gold. In the west to northwest part of the property a large zone of calc-silicate alteration occurs along the base of a large limestone bed, hosted both within the limestone and within the underlying clastic sedimentary rocks. The calc-silicate alteration zone has been identified within an area at least 1000 m by 2000 m and borders a large airborne geophysical anomaly. The geophysical anomaly consists of a conductive zone that extends for over 1000 m, and trends northeast, which is the dominant trend of known mineralized zones to date. To the north and west of this geophysical anomaly zones of garnet-pyroxene-actinolite skarn containing visible copper mineralization have been identified. All three of these areas have seen very little previous exploration and have excellent potential to host additional zones of high grade copper-zinc-lead-silver-gold skarn mineralization.

The person responsible for the preparation of this exploration update is JP Jutras, P.Geol and the Qualified person for the Bahuerachi project. All assay work is performed by standard fire assay and ICP methods at ALS-Chemex laboratories, Canada.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tyler Resources Inc.
Jean Pierre Jutras, President/COO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606

Tyler Resources Inc.
James Devonshire, CEO/Director
Phone: (403) 269-6753
Fax: (403) 266-2606